Exhibit 99.1
     NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES THE APPOINTMENT OF NEW
CHAIRMAN
(Calgary, November 11, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively, “Pengrowth”), today announced that John B. Zaozirny, formerly Vice Chairman and Lead Independent Director, has been appointed by the Board of Directors as the new Chairman of Pengrowth Corporation. Mr. Zaozirny joined the Corporation’s Board of Directors in 1988. Mr. Zaozirny is Vice Chairman of Canaccord Capital Corporation and currently serves as a Director of a number of Canadian and International corporations. Mr. Zaozirny was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $4.4 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757